UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Acquires Best Solar’s Crystalline Module Manufacturing Plant
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have entered into an agreement to acquire the crystalline module manufacturing plant of Best Solar Co., Ltd., or Best Solar. Under the terms of the transaction, we will acquire Best Solar’s crystalline module manufacturing plant at a cash consideration of $21.5 million, representing the fair value of the assets to be acquired determined on an arm’s-length basis.
     Our press release issued on February 26, 2010 is attached hereto as Exhibit 99.1.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: March 1, 2010

EXHIBIT 99.1: PRESS RELEASE
LDK Solar Acquires Best Solar’s Crystalline Module Manufacturing Plant
XINYU CITY, China and SUNNYVALE, Calif., February 26, 2010 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced that it has entered into an agreement to acquire the crystalline module manufacturing plant of Best Solar Co., Ltd. (“Best Solar”). Under the terms of the transaction LDK Solar will acquire Best Solar’s crystalline module manufacturing plant at a cash consideration of $21.5 million, representing the fair value of the assets acquired determined on an arm’s-length basis.
“This acquisition will significantly enhance LDK Solar’s position in the downstream PV market,” stated Jack Lai, Executive Vice President, Chief Financial Officer, and Secretary of LDK Solar. “LDK Solar has been fulfilling the majority of its solar module needs through purchases from Best Solar over the past three quarters. We look forward to realizing cost efficiencies by bringing crystalline module manufacturing in-house. This acquisition represents an important step as we continue to expand the scope of our vertical integration and strengthens our competitive advantage within the sector.”
Best Solar is wholly owned by LDK New Energy Holding Limited, which is LDK Solar’s controlling shareholder, and wholly owned by Mr. Xiaofeng Peng, Chairman and CEO of LDK Solar. The terms of the agreement have been reviewed and approved by LDK Solar and Best Solar on an arm’s-length basis using the fair market value of the acquired assets. The fair market value was determined by a valuation analysis performed by a third party independent valuer and approved by LDK Solar’s management team and Audit Committee. Best Solar has undertaken not to engage, and therefore compete with LDK Solar, in the module business after this transaction is completed.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About Best Solar
Best Solar Co., Ltd. is one of the world’s largest solar panel solution providers for both thin film and crystal solar modules. Best Solar has two sites, Best Solar Suzhou and Best Solar Nanchang, which are designed to produce thin film solar panels as well as crystalline solar panels in phases. Best Solar’s partnership with the leading solar equipment provider Applied Materials and other major equipment suppliers allows Best Solar to use the most advanced technology in the thin film as well as the crystal solar market. In addition to the thin film product, Best Solar provides a whole spectrum of products that cover all of the most popular multicrystalline and monocrystalline modules in market place. By providing both thin film and crystal solar panel solutions in large volume, Best Solar is uniquely positioned to ensure its customers success in their competitive market places. Following the acquisition of its crystalline module plant by LDK Solar, Best Solar will no longer produce crystalline modules and will solely focus on the thin film portion of its business.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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